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Exhibit (C)(3)
                                 [TRANSLATION]


                                 NORTH AMERICAN
                          MEMORANDUM OF UNDERSTANDING


1. Parties

1.1. LVI HOLDING N.V., a corporation organized and existing under the laws of The Netherlands, the registered office of which is located at Nijverheidsstraat 32, NL-2802 Al Gouda, The Netherlands, registered with the Trade Registry of Gouda under number 29035510, acting on its own behalf as well as on behalf of all of the companies of which it controls 50% or more ("LVI Holding")

1.2. LAFARGE S.A., a corporation organized and existing under the laws of the French Republic, the registered office of which is located at 61 Rue des Belles Feuilles, 75782 Paris, Cedex 16, France, registered with the Trade Registry of Paris under number B 542 105 572, acting on its own behalf as well as on behalf of all of the companies of which it controls 50% or more ("Lafarge")

     hereinafter referred to as the "Parties",

2.  Purpose

The purpose of the present Memorandum of Understanding is to define the essential terms of an agreement reached between LVI Holding and Lafarge regarding their establishing an entity held in common (the "Common Subsidiary") to which they will exclusively entrust all business within the Territory relating to lime, dolomite and limestone, but not including construction, buildings, and public works (the "Lime Activity"). The terms "Lime Activity" as defined in the present Memorandum of Understanding, include, subject to any restrictions resulting from applicable local law, title to deposits and quarries, title to industrial extraction and production facilities, permits and authorizations to operate, production quantities, customers, personnel, and, in general, everything that the Common Subsidiary requires to operate its Lime Activity, whether such business is transferred to the Common Subsidiary by means of an assignment by the legal entity proprietor of the business or otherwise. The parties nevertheless recognise that Lafarge's North American subsidiary shall continue to retain title to the ownership of the quarry and the extraction facilities in Dundas (Ontario - Canada).

3.  The Territory

The territory subject to this Memorandum of Understanding (the "Territory") is the territory of North America, including the United States of America and Canada.

4.  Incorporating a Common Subsidiary

4.1. The Common Subsidiary shall be incorporated and organized in accordance with the laws of a Member States of the European Union acceptable to both parties and chosen in light of pertinent




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     legal and tax considerations. The parties anticipate, subject to further in-depth analysis, to incorporate the Common Subsidiary as a limited liability company [besloten vennotschap] in The Netherlands.

4.2. Each party shall contribute to the Common Subsidiary all of that party's operations in the Lime Activity within the Territory (the "Contributions"). Depending upon the circumstances subject to the parties' further negotiations, these Contributions may include equity interests and/or assets.

4.3 The parties agree that each will assure that its subsidiaries in which it holds a controlling interest shall also contribute to the Common Subsidiary every asset or equity interest that they may have within the territory covered by the Common Subsidiary. With regard to the subsidiaries in which the parties do not hold a controlling interest (including those in which they hold 50%), each party shall use its best efforts to assure that they do the same and/or abide by the spirit of the present Memorandum of Understanding, as best it can and without guaranteeing the result of such efforts.

4.4. As for the manner in which to proceed with these operations, the parties shall use the most favorable method, to be determined on a case by case basis, taking into account all of the identified constraints of each Contribution. At present, the parties anticipate to proceed with a contribution in kind or an assignment of the shares or assets to the Common Subsidiary. In case of a contribution in kind or an assignment of assets, such Contribution shall include the transfer of personnel operating the Lime Activity, the customers and the trademarks closely associated with the Lime Activity, as well as any other element deemed necessary.

4.5. The contributions in kind and/or the assignment of shares or assets shall be made in accordance with the evaluation set forth in Annex 1.

4.6. LVI Holding shall own 60% of the Common Subsidiary and Lafarge 40%;
     either party may substitute at any time any other company of its group in which it holds an interest greater than 50%. In order to achieve these percentages, the parties agree to use the method deemed most advantageous, taking into account the legal and tax constraints. The parties may thus contribute all or part of their Contributions to the Common Subsidiary with an additional contribution in cash to be made by the party owning, after making its contribution, less than its anticipated percentage.

4.7. If legal or contractual reasons prevent the contribution or assignment of a portion of the Lime Activity of Lafarge or LVI Holding to the Common Subsidiary, the parties shall together, to the extent possible and as quickly as possible, assure that equivalent measures are undertaken in order to obtain a result that is as close as possible to a contribution or assignment.

4.8. The parties shall do their utmost to assure practical solutions that will interfere with their respective businesses as little as possible with the objective of limiting the initial costs and operating expenses of the entities established.

5.   Exclusivity

5.1. Each party agrees to operate all of its Lime Activity on the Territory exclusively through the Common Subsidiary, except as otherwise provided in the present Memorandum of Understanding.

5.2. Therefore, each party is prohibited from operating Lime Activity within the Territory, either


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alone or with any third party, directly or indirectly, in any manner whatsoever, outside the framework of the Common Subsidiary.

     The parties intend to: *

     More generally, the parties agree to examine together all development proposals that could lead to the acquisition of a Lime Activity or an investment in a Lime Activity, especially for purposes of establishing the value of such business.

     All development proposals shall be prepared and presented by the General Management to the Board of Directors. The latter shall then decide whether to proceed with the proposal. Should a party decline to proceed with a proposal, the other party may then proceed with the proposal on its own.

5.3. However, should a proposal concern a company the principal business of which does not relate to Lime Activity (for example, the cement business), the party considering such a proposal shall disclose its intentions to the other party, as soon as it is possible to do so, taking into account the obligations of confidentiality and discretion required by such activities, by officially informing the Board of Directors and offering to the Common Subsidiary that portion of the proposed acquisition relating to the Lime Activity at financial conditions equivalent to those relating to the acquisition as a whole. Should the other Party within the Common Subsidiary refuse to have the Common Subsidiary acquire such Lime Activity, the Party having made the acquisition may retain such Lime Activity.

5.4. *

5.5. *


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5.6. If one of the parties (the "Defaulting Party") is in serious breach of its obligations pursuant to the exclusivity provision contained in the present section 5, and, following receipt of notice addressed by the other party (the "Aggrieved Party"), fails to take measures within one month to remedy such breach within a maximum period of six months the Aggrieved Party may chose between either (i) an option to purchase ("Call") enabling it to purchase the Defaulting Party's shares in the Common Subsidiary, or
     (ii) an option to sell ("Put") enabling it to sell its shares in the Common Subsidiary to the Defaulting Party, without prejudice to any other remedies to which the Aggrieved Party may be legally entitled for such breach of contract. The Put or the Call must be exercised by the Aggrieved Party within six months of the date on which notice is given to the Defaulting Party, it having been established that upon expiration of the first six-month period referred in the first sentence of the present paragraph, the Defaulting Party has failed to cease violating the exclusivity provision referred to in the first notice given to the Defaulting Party by the Aggrieved Party. The Put or the Call shall be exercised at the prices specified in section 11.3.

6.   Managing of the Common Subsidiary

The Board of Directors

6.1. Notwithstanding any laws governing the Common Subsidiary, the Board of Directors of the Common Subsidiary shall be for the parties the highest decision-making authority within the Common Subsidiary. Should a law governing the Common Subsidiary provide otherwise, for example by giving such authority to a general assembly of shareholders or any other entity, the parties agree to present first to the Board of Directors of the Common Subsidiary any decision, subject to such other legal authority.

6.2. The general management of the Common Subsidiary shall be entrusted to a Board of Directors, of which there are four members elected for a three-year period and are eligible for re-election, subject to applicable legal or regulatory restrictions.

6.3. Two directors shall be designated by LVI Holding and two directors shall be designated by Lafarge. Each party may at any time request, subject to procedures applicable by law, the replacement of its directors, either temporarily or definitively. The legal representative of the Board of Directors shall be appointed by the directors.

6.4. All directors may be recalled by the General Assembly of Shareholders by a simple majority of votes. It is understood that should a director designated by one of the parties be recalled, he shall he replaced by another director also designated by that same party.

6.5. The Board of Directors shall hold four meetings annually and additional meetings may be held if required or if at least two directors request such a meeting.

6.6. The resolutions of the Board of Directors shall be made by a simple majority of votes. However, should the members of the Board of Directors persistently fail to agree, the matters will then be submitted to the CEO's of both parties (at present, the General Director of Carmeuse and the Assisting General Manager of Lafarge) for decision. In this regard, the CEOs, if necessary, will consult with the General Manager of the Common Subsidiary. If the CEOs of both parties fail to reach an agreement within 15 days following the date on which the Common Subsidiary's Directors identified their disagreement, Carmeuse's CEO may resolve the differences and the latter's decision will then be submitted to the Common Subsidiary's Board of Directors for


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     implementation, thus avoiding that the Common Subsidiary finds itself unable to pursue its business. The parties agree to assure that the directors designated by each vote in favor of the decision rendered.

General Management

6.7. The general and operating management of the Common Subsidiary and its subsidiaries shall be entrusted to a General Management consisting of the General Manager and the senior managers of the Common Subsidiary.

6.8. The General Manager shall be appointed by the Board of Directors of the Common Subsidiary upon proposals made by the parties. The terms and conditions of the General Manager's functions, including his remuneration, shall be defined by the Board of Directors.

6.9. The senior managers of the Common Subsidiary shall be appointed by its Board of Directors upon proposals made by the General Manager. The terms and conditions of their functions, including their remuneration, shall be defined by the Board of Directors.


6.10. The General Manager shall be entrusted with the following tasks:

     - submit proposals to the Board of Directors for establishing or modifying the Common Subsidiary's strategy;

     - proposing to the Board of Directors objectives, action plans and budgets for implementing the strategy established by the Board of Directors;

     - proposing to the Board the hiring or dismissal of senior managers of the Common Subsidiary;

     - performing or overseeing performance of the action plans and budget established by the Board of Directors in accordance with the terms and conditions set forth therein;

     - managing the Common Subsidiary's human and material resources in accordance with the decisions of the Board of Directors;

     - reporting on a regular basis to the Board of Directors regarding the business development and bringing to the Board's attention potential or actual divergences from projections, analysing the causes behind such divergences and proposing possible measures to overcome these divergences;

     - keeping all members of the Board informed of all events, problems or important matters surrounding the Common Subsidiary as they arise thus enabling the Common Subsidiary to take urgent measures if required.

      Other Provisions

6.11. The terms and conditions for appointment of the Common Subsidiary's auditor, including his mission and remuneration, shall be determined by the Board of Directors.

6.12. The parties shall ensure that the Common Subsidiary responds to all reasonable requests of each


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      party regarding financial, accounting and management information to be forwarded to their parent companies.


6.13. Lafarge and LVI Holding shall each have the right to request, at their own expense, that the Common Subsidiary's auditor, or any other auditor that they might designate, provide them with an additional audit report regarding the Common Subsidiary and its holdings.

6.14. In addition to the reports required pursuant to the laws applicable to the Common Subsidiary, the General Management shall provide the parties with quarterly Activity Reports.

      The General Management shall also immediately and systematically inform the parties of all operational matters of major importance for the Common Subsidiary.

      In general, each party shall assure that the other has access to all information requested regarding any matter concerning the Common Subsidiary and its facilities, consistent with parties' spirit of cooperation, but subject nonetheless to the parties' not interfering with the operations of the Common Subsidiary.

      Subsidiary of the Common Subsidiary

6.15. The provisions contained in the present section 6 shall apply, mutatis mutandis, to every interest held by or subsidiary of the Common Subsidiary.

7.  Relations with Affiliates

7.1. The parties shall assure that the relationship between the Common Subsidiary and its subsidiaries, as well as the relationship between the parties and their affiliated companies, shall be conducted in a normal business-like manner.

7.2. The same obligation applies to all services to be provided by one or the other party to the Common Subsidiary (work performed by their personnel, particular studies and missions, assistance from centralized services, etc.).

8.  Financing the Common Subsidiary

8.1. The Common Subsidiary shall be financed by LVI Holding and Lafarge, in accordance with their percentage of participation in accordance with procedures to be agreed upon by the parties at a later time.

8.2. The ratio, on a consolidated basis, between the obligations of the Common Subsidiary and its subsidiaries to lenders and the Common Subsidiary's assets *,. The creditors of the Common Subsidiary and of its subsidiaries shall be without recourse against LVI Holding and Lafarge and without guarantee from the latter.

9.  Restrictions on the Transfer of Shares

9.1. Except for transfers to a company under common control, which shall always be authorized, the parties agree not to sell their shares held in the Common Subsidiary, and Lafarge also undertakes not to exercise the option to sell that it has obtained pursuant to section 10, before the end of * starting as of the establishment of the Common Subsidiary.


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9.2. Upon expiration of the above mentioned five-year period, any transfer by either party of all or part of the shares it holds in the Common Subsidiary shall be subject to the other party's not exercising its right of first refusal under conditions (especially of price) equal to those offered by a potential third party purchaser, provided that the latter's offer is sincere and made in good faith. Should the third party's offer not be sincere or in good faith, the right of first refusal shall be exercised for the amount to be determined in accordance with the procedure set forth in section 11 below (with a right for the potential seller and the potential purchaser to withdraw once this amount is known). The procedures for exercising the right of first refusal shall be organized in such a manner as to enable the party having the right of first refusal to obtain necessary financing for the purchase of the shares subject to the right of first refusal (maximum of six months).

9.3. Each shareholder shall also have to right to purchase all shares held by the other shareholder should the latter be declared bankrupt. The present right may be exercised at a price equivalent to the market value of the shares, to be determined in accordance with a procedure similar to that described in section 11 below.

9.4. Should a party (the "Seller") decide to sell a majority of the shares it holds in the Common Subsidiary to a third party (the "Third Party"), the other party (the "Beneficiary") may, if it does not exercise its right of first refusal, simultaneously sell to the Third Party, all of its shares under the same terms and conditions as those set forth by the Seller when selling its own shares. If the Third Party is not willing to purchase the shares offered by the Beneficiary, the latter has an option to sell all of its shares to the Seller, under the same terms and conditions offered by the Seller when selling its own shares. The above mentioned option must be exercised within three months following notice by Seller of the actual sale of its shares to the Third Party.

9.5. The procedures governing the rights provided for in the present section shall be included in the additional definitive agreements referred to in
     Section 14 below.

10.  Lafarge's Option to Sell

10.1. LVI Holding shall grant Lafarge an option to sell (the "Option to Sell") enabling Lafarge to sell its shares held in the Common Subsidiary (the "Lafarge Shares") to LVI Holding.

10.2. The Option to Sell may be exercised (i) for the first time at any moment during a six-month period following * of the incorporation of the Common Subsidiary and (ii) subsequently, at any time during six-month periods that start running * as of the * of the incorporation of the Common Subsidiary.

10.3. The Option to Sell may be exercised at a price corresponding to the market value of the Lafarge Shares, determined by a procedure similar to that set forth in Section 11.3.

11.  Resolving Disagreements

11.1. If during the first three years of existence of the Common Subsidiary, a fundamental and unresolvable disagreement arises between the parties and systematically leads to a significant impasse within the Common Subsidiary (for example, if the parties persistently and systematically fail to agree on matters that require a unanimous vote from all Lafarge and LVI Holding representatives), the parties agree to use their best efforts in order to reach an amicable solution to their disagreement, through appropriate mediation and conciliation.



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11.2. If such conciliation does not succeed, Lafarge shall an option to have
      LVI Holding purchase the Lafarge Shares at their market value, established pursuant to the provisions set forth below, but subject to *.

      This option may be exercised for the first time during a six-month period starting on * of the incorporation of the Common Subsidiary.

      However, notwithstanding the preceding paragraph, the parties agree that if the CEO of Carmeuse has used his predominant vote as stipulated in
      Section 6.6, and to the extent that this predominant vote was cast following an impasse within the Board of Directors caused by the LVI Holding representatives, Lafarge may *.

11.3. The market value of the Lafarge Shares shall be determined, by mutual agreement between the parties, or should the parties fail to reach such an agreement, in accordance with the following procedure:

- each party shall appoint an expert to determine the market value of the Lafarge Shares;

- if the values determined by the experts differ by less than 10% in comparison to the lower value, than it will be assumed that the market value of the Lafarge Shares is the arithmetic average of the two values;

- if the values determined by the experts differ by more than 10% in comparison to the lower value, the experts shall appoint a third expert of international reputation, with no connection to the parties, whose mission will exclusively be to chose, between the two values already determined, that which he believes to be the closer to the market value of the Lafarge Shares;

- thus it will be assumed that the market value of the Lafarge Shares will be the value chosen by the third expert.


11.4. LVI Holding shall have a maximum of six months from the date on which the final price of the option is determined to obtain the financing required for the purchase of the Lafarge Shares.

12.  Audits

Following signature of the present Memorandum of Understanding and prior to the signature of any additional definitive agreements, a general audit of the Lime Activity of each of the companies party to the present Memorandum of Understanding shall be carried out in order for each party to have a more accurate and complete image of the other party's Lime Activity.

In the event that the finds of these audits are negative, i.e., that they vary * from the evaluation referred to in Section 4.5., the parties may reconsider implementation of the present Memorandum of Understanding and rely on these audits as grounds for termination of the present Memorandum of Understanding. The audit shall take place *.

13.  Confidentiality

13.1. The parties agree to consider and hold as strictly confidential all information that they have



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      provided to each other during the discussions that have occurred until now as well as the information that they will provide to each other when implementing the present Memorandum of Understanding, including such information that relates to the financial, accounting, legal and equity situation, the business operations, contracts, personnel and any other aspects relating to the business if the parties or their subsidiaries, whether disclosed orally or in writing or by any other means of communication (the "Confidential Information"). The parties also consider the signature of the present Memorandum of Understanding as confidential.


13.2. The Confidential Information does not include:

      - information that is considered as public knowledge to the extent that the disclosure of such information is not due to any breach by a party or to the latter's violating the present confidentiality clause;

      - information disclosed by a party which, when disclosed, was already known to the other party by non-confidential means;

      - information legally obtained from any person other than the persons known by the parties to be bound by an obligation not to disclose confidential information;

      - information obtained through investigations independently carried out by a party as long as the investigator(s) did not have access to the Confidential Information, and the results of these independently carried-out investigations are sustained by reliable and relevant documents.

13.3. Without prejudice to that which is permitted by the present confidentiality clause, the parties agree:

      - not to disclose nor authorize disclosure of any Confidential Information to any third party, in any manner whatsoever;

      - to use the Confidential Information solely for purposes of performing their contractual obligations set forth in the present Memorandum of Understanding;

      - not to disclose nor authorize disclosure of even the existence of their discussions within the framework of the present Memorandum of Understanding;

13.4. The parties are nevertheless authorized to disclose the Confidential Information to their directors, managers, employees, agents, representatives or counsel but only to the extent that such individuals are required to have access to such information because of their involvement in evaluating and utilizing the Confidential Information for purposes of implementing the present Memorandum of Understanding. Aside from those who, in light of their profession, are bound by an obligation not to disclose confidential information, the parties shall assure and guarantee that the persons referred to above agree to abide by the confidentiality clause set forth in the present section, as if they were party to this agreement

13.5. If a party is legally required to disclose all or part of the Confidential Information, it will immediately inform the other party, by facsimile transmission and registered mail, in order to enable the latter to take all necessary protective measures or waive its rights under the present confidentiality clause. In any event, if such protective measures are taken or if a party waives its

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      rights under the present confidentiality clause, the other party legally required to disclose the Confidential Information shall only disclose what would appear to be strictly required to be disclosed in light of its legal obligation.

13.6. The parties acknowledge that the Confidential Information disclosed by each party are its property. Therefore, should the present negotiations fail and end for whatever reason, each party agrees to deliver to the other, upon the latter's written request, the documents received containing Confidential Information, as well as immediately destroy, with written confirmation, all documents, spreadsheets, notes, reports and memoranda prepared based on the Confidential Information. Also the parties agree to delete definitively and completely all traces of contents of the documents mentioned above, which may have been included in a computer, a program (word processing or spreadsheet program or others) or preserved on any electronic or computer devise.

13.7. In the event that the present Memorandum of understanding is rendered void, as contemplated in Section 14.3. below, the obligations described in the present confidentiality clause shall remain effective and enforceable during a five-year term beginning as of the date on which the Protocol becomes void.

14.   Additional Definitive Agreements

14.1 The present Memorandum of Understanding contains the parties' agreement on the essential elements of their agreement regarding the creation and operation of the Common Subsidiary.

14.2. The parties shall do their utmost to negotiate and execute as early as possible, and in any event before September 30, 1998, all of the additional definitive agreements required for carrying out all aspects of the present Memorandum of Understanding.

14.3. If, for extraordinary reasons, the agreements mentioned above are not executed within the above mentioned time frame, and that there are no reasonable possibilities for the agreements to be executed within the following three months, the parties agree to meet and decide how they will proceed.

15.   Costs

Without prejudice to any specific agreements to be entered into, the parties agree that all expenses (such as, for example, the cost for financial advice, legal counsel, the costs incurred for conducting audits, etc.) shall be borne by the party having incurred such expenses. The parties shall equally share the joint expenses.

16.   Nature of the Memorandum of Understanding

The present Memorandum of Understanding constitutes a binding and enforceable obligation.

17.   Governing Law and Arbitration

17.1. The present Memorandum of Understanding shall be governed in its entirety by Belgian law.

17.2. Any dispute relating to the present Memorandum of Understanding shall be resolved pursuant to the Rules of Conciliation and Arbitration of the International Chamber of Commerce, by a panel of three arbitrator appointed in accordance with the above- mentioned Rules. The place of



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     arbitration shall be Paris and the language of arbitration shall be French.

18.  Notification

The present Memorandum of Understanding shall be deemed without effect in the event that the parties are unable to obtain any approvals of the Competition Authorities that may be required.

Done in Paris, on June 3, 1998, in two originals, each party hereby acknowledging having received one signed original.

LVI HOLDING N.V.

/s/

Dominique COLLINET
Chairman of the Board



LAFARGE, S.A.

/s/

Olivier LEGRAIN
Deputy General Manager


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                                                                         Annex 1


*



___________
* Portions omitted pursuant to Rule 24b-2.